Summit Brokerage Services, Inc.
(SEC I.D. No. 8-46310)

CONSOLIDATED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2016 AND
REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-46310

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Summit Brokerage Services, Inc.

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 S. Federal Highway, Suite 500
                                          (No. and Street)

 Boca Raton   FL   33432
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Jacobs   (561) 338-2761
                                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                            (Name - if individual, state last, first, middle name)

333 SE 2nd Ave, #3600   Miami   FL   33131
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Steven C. Jacobs, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements for the year ended December 31, 2016, and supplemental schedules as of December 31, 2016, pertaining to Summit Brokerage Services, Inc. (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 3/20/17 Date

EVP

Title

Susan Camacho

Notary Public

SUSAN CAMACHO
Notary Public - State of Florida
Commission # FF 193601
My Comm. Expires May 22, 2019

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Income
( )	(d)	Consolidated Statement of Cash Flows
( )	(e)	Consolidated Statement of Changes in Stockholder's Equity
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Consolidated Statement of Financial Condition
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemptive Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

C O N T E N T S
_____



Deloitte & Touche LLP
Suite 3600
333 SE 2nd Avenue
Miami, FL 33131
USA

Tel: +1 305 372 3100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Summit Brokerage Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 20, 2017

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 15,549,925
Receivables from clearing brokers	6,756,353
Commissions receivable	5,376,362
Other receivables, net of allowance	2,343,740
Notes receivable, net of allowance	518,618
Goodwill	500,714
Deferred tax asset, net	1,067,950
Other assets	618,658
TOTAL ASSETS	**$ 32,732,320**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$ 6,934,615
Accrued compensation	2,988,468
Accounts payable and accrued expenses	2,117,937
Unearned income	12,000
Other liabilities	1,810,549
TOTAL LIABILITIES	**13,863,569**

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDER'S EQUITY

Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	$ -
Additional paid-in capital	16,187,208
Retained earnings	2,681,543
TOTAL STOCKHOLDER'S EQUITY	**18,868,751**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 32,732,320**

See notes to consolidated statement of financial condition

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1.   ORGANIZATION AND DESCRIPTION OF THE COMPANY

Summit Brokerage Services, Inc. ("SBS" or the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors as well as one Company-owned office.

The Company is a wholly owned subsidiary of Summit Financial Services Group, Inc. ("SFSG"). SFSG is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"), formerly known as RCS Capital Corporation ("RCAP").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Summit Financial Group, Inc. (a registered investment advisor), and SBS Insurance Agency of Florida, Inc. (an insurance agency) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Commissions Receivable and Commissions Payable

Commissions receivable includes amounts due directly from product sponsors related to the sale of mutual funds, alternative investments, fixed and variable annuities and other insurance products, as well as the provision of advisory services.   Commissions payable related to the Company's transactions are recorded based upon actual or estimated payout ratios for each of the financial advisors who generated such commission revenue.

Receivables from Clearing Brokers

Receivables from clearing brokers represent amounts due from clearing brokers in the form of commissions earned and other receivables.

Other Receivables

Other receivables mainly consist of other accrued revenue from product sponsors, accrued reimbursements, and amounts due from affiliates.

Notes Receivable

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. See Note 4 for more information.

Goodwill

Goodwill represents the amount by which the purchase price of the Company's 2003 acquisition of a branch office exceeded the fair value of the net tangible assets acquired. Goodwill was recorded at its fair value at the completion of the acquisition. The Company reviews goodwill for impairment annually or more frequently as circumstances warrant. For the year ended December 31, 2016, there was no such impairment.

Other Assets

Other assets mainly consist of security deposits, prepaid expenses and property, plant and equipment.

Share-Based Compensation

Aretec grants restricted stock awards to certain employees under the Aretec Group, Inc. 2016 Equity Incentive Plan (the "Aretec Equity Plan") which provides for the grant of option rights or appreciation rights, restricted stock, restricted stock units, performance shares or performance units, and dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested.

Income Taxes

As of December 31, 2016, the Company determined that it had no material uncertain tax positions that affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal tax examinations for years before 2013. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

3.   **PROPERTY AND EQUIPMENT**

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment, and computer hardware and software are depreciated on a straight-line basis over the estimated useful life which in general ranges from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2016:

Computer systems and software	$	253,013
Equipment and furniture		63,115
Leasehold improvements		22,879
Total property and equipment		339,007
Less: accumulated depreciation and amortization		(186,483)
Total property and equipment, net	$	152,524

4.   **NOTES RECEIVABLE**

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Payback promissory notes are extended primarily to financial advisors with the obligation to pay back the principal and accrued interest.

The forgivable promissory notes typically provide for the forgiveness of principal and accrued interest based on the advisor achieving certain length-of-service milestones with the Company. The Company amortizes the principal balance of the forgivable promissory notes over the contractual term of the notes. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2016 were as follows:

	Forgivable loans	Payback loans	Total
Balance	$ 678,315	$ 86,565	$ 764,880
Allowance	(159,697)	(86,565)	(246,262)
Balance, net	$ 518,618	$ -	$ 518,618

5. INCOME TAXES

The Company does not file separate federal tax returns or state tax returns (except where the filing of such returns on a separate basis is deemed appropriate); rather, its activity is included in the consolidated tax returns filed by Aretec for the year ended December 31, 2016. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis. As a result of the aforementioned, federal income taxes payable of $1,361,769 are recorded under the caption "Accrued expenses and accounts payable" on the consolidated statement of financial condition. State current taxes payable of $679,160 are recorded as a component of "Accrued expenses and accounts payable" reflected on the consolidated statement of financial condition.

Deferred income tax assets (liabilities) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2016 were as follows:

Deferred tax assets		
Bad debt	$	329,106
Legal reserve		200,342
Deferred compensation liabilities		472,971
Goodwill		42,434
State tax		48,989
Other		66,261
Total deferred tax assets	$	1,160,103
Deferred tax liabilities		
State tax	$	(47,202)
Depreciation		(44,951)
Total deferred tax liabilities	$	(92,153)
Net deferred tax asset	$	1,067,950

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2016, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2016.

The Company's federal and state income tax returns prior to 2013 are no longer open to audit under the statute of limitations.

6. **EMPLOYEE BENEFIT PLANS**

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program.

7. **RELATED PARTY TRANSACTIONS**

Cetera Financial Group ("CFG"), an affiliate, allocates a portion of their corporate overhead - including personnel, professional, consulting, dues and subscriptions, marketing and advertising, insurance, and travel expenses to the Company. The amount of the allocation is based on a number of different factors, including assets under management, number of clients, number of financial advisors and number of full time employees. In addition, CFG pays, and is reimbursed for, direct expenses incurred on behalf of the Company.

At December 31, 2016, CFG owed $693,708 to the Company, which amount was included in other receivables in the consolidated statement of financial condition. Corporate overhead allocations from CFG are charged to Summit pursuant to an expense sharing agreement. Allocable

CFG overhead costs include those related to personnel, human resources, technology, meetings, integrations, risk management, advisor growth, brokerage operations, and marketing.

All intercompany corporate overhead allocations are recorded because of transactions and agreements with affiliates, and may not be the same as those recorded if the Company was not affiliated with CFG.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment to the advisor of bonuses based the attainment of certain production targets.

8. OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. The following table shows the future annual minimum rental payments due:

	Year Ended December 31,
2017	$ 297,862
Total	$ 297,862

In February 2017, the Company exercised options to renew its two office leases for five-year terms commencing on September 1, 2017.

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of its business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors

and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no cases that are "reasonably possible" for which the Company has determined it is not capable of providing a reasonable estimate of the individual losses. These matters are generally arbitrations or other matters brought against the Company.

Clearing brokers - Under the clearing arrangements with the clearing brokers, the Company is required to maintain certain minimum levels of net capital. At December 31, 2016, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2016, the Company had net capital of $13,558,795, which was $13,308,795 in excess of required net capital of $250,000.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraphs k(2)(i) and k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. **SUBSEQUENT EVENTS**

The Company has evaluated activity through March 20, 2017, the date the consolidated financial statements were available to be issued. On February 17, 2017, the Company's board of directors declared a $2,000,000 dividend payable to Summit Financial Services Group, Inc. on March 1, 2017. In the future, the Company may pay such additional dividends when, as, and if declared by the board of directors.

* * * * * *